Pinnacle Capital Management Funds Trust

5845 Widewaters Parkway, Suite 300
East Syracuse, New York 13057

March 5, 2025

VIA EDGAR

John Kernan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pinnacle Capital Management Funds Trust (the “Registrant”) File No. 811-22445

Dear Mr. Kernan:

On behalf of the Registrant, and with respect to the series of the Registrant, the following is the Registrant’s response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided on February 10, 2025, with regard to the Registrant’s Form N-CSR for the reporting period ended October 31, 2024 (the “Report”). The Staff comment is summarized below, followed by the Registrant’s response to the comment.

1.	Staff Comment: It appears that the website address referenced in the tailored shareholder report does not contain all of the Items 7 through 11 of Form N-CSR as required by Rule 30b1-(B)(2)(ii). Please describe how the Registrant will comply with such website reporting requirements prospectively and new controls implemented to ensure compliance with the rule.

Registrant’s Response: The Registrant confirms that it posted the information required by Items 7 through 11 of Form N-CSR on its website under the heading: “Annual Financial Statements.” Consistent with the guidance provided by the Staff in ADI 2024-14: Tailored Shareholder Report Common Issues, the Registrant has revised the heading on its website to be more descriptive of the information required by Items 7 through 11 of Form N-CSR. The heading on the Registrant’s website is now: “Annual Financial Statements and Additional Information.”

Sincerely,

/s/ Jesse D. Hallee

Jesse D. Hallee

Secretary

cc: Matthew N. Wells, Esq., Bond, Schoeneck & King PLLC